

07005427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 1 2007

SEC FILE NUMBER
8- 17981

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____NOVEMBER 1, 2005____ AND ENDING____OCTOBER 31, 2006____

                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVANCED PLANNING SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 MIDDLE COUNTRY ROAD

(No. and Street)

SMITHTOWN	NEW YORK	11787
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    CHRISTOPHER POLLINA   631-979-1010

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    MICHAEL DAMSKY CPA, P.C.

(Name – if individual, state last, first, middle name)

40-3 BURT DRIVE	DEER PARK	NY	11729
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 9 2007

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____CHRISTOPHER POLLINA_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ADVANCED PLANNING SECURITIES INC_____ , as

of _____OCTOBER 31,_____, 20 06_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                            Signature

                                                    _____President_____
                                                            Title

_Patricia Gianino_____
            Notary Public

NOTARY PATRICIA GIANINO
No. 4707934, State of New York
Term Expires July 31, 20/0
Public, Suffolk County

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANCED PLANNING SECURITIES, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED OCTOBER 31, 2006

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

To the Stockholders
Advanced Planning Securities, Inc.
Smithtown, New York

Gentlemen:
I have audited the accompanying statement of financial condition of Advanced Planning Securities, Inc. (the Company) as of October 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Planning Securities, Inc. at October 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky CPA, P.C.

Certified Public Accountant

Melville, New York
February 27, 2007

ADVANCED PLANNING SECURITIES, INC.

BALANCE SHEETS

OCTOBER 31, 2006

ASSETS

Current Assets:

Cash and cash equivalents	$ 121,375
Due From Broker - Clearance Account	80,000
Long Positions	21,990
Prepaid Expenses	5,204
Commissions receivable	345,735
	$574,304

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable	$ 3,250
Due to Broker – Error Account	21,990
Accrued Expenses	414,578
Taxes Payable	10,883
	450,701

Stockholders' Equity:

Common Stock, no par value, 200 shares authorized issued and outstanding	$ 6,000
Additional Paid in Capital	16,410
Retained Earnings	101,193
	123,603
	$ 574,304

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED OCTOBER 31, 2006

Revenue:

Commissions	$4,519,403
Interest Income	31,418
Other Income	247,641
	4,798,462

Expenses:

Clearing Fees	321,304
Commissions	3,737,471
Officer's Salary	150,000
Payroll Taxes	8,138
Consulting Fees	36,990
Insurance	72,351
Legal & Accounting	40,332
Management Fee	342,894
Communications	34,795
Regulatory Fees	65,481
Rent	67,898
Other Operating Expenses	29,716
	4,907,370

Net (Loss) before Income Taxes	(108,908)

Income Taxes:

Federal Income Taxes (reverse last year accrual)	69,298
New York State Income Taxes	0
	69,298

Net Income	$ (39,610)

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED OCTOBER 31, 2006

Cash Flows from Operating Activities:

Net Income (Loss)	$ (39,610)
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Decrease (Increase) in Receivable from Broker	(101,490)
(Increase) in Long Positions	(21,990)
(increase) in Prepaid Expenses	(5,204)
Increase (Decrease) in Due to Broker	21,990
Increase(Decrease) in Accounts Payable	(19,597)
Increase(Decrease) in Accrued Expenses	170,135
Increase in Taxes Payable	10,883
(Decrease) Increase in Corporate Income Taxes Payable	(71,085)
Net cash provided by operating activities	$ (55,968)
Net Increase in Cash	$ (55,968)
Cash Balance Beginning	$ 177,343
Cash Balance Ending	$ 121,375

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER EQUITY

	Capital Stock	Paid In Capital	Retained Earnings
Balance - November 1, 2005	$ 6,000	$ 16,410	$140,803
Net Loss	-	-	(39,610)
Dividends			-
Balance - October 31, 2006	$ 6,000	$ 16,410	$ 101,193

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2006

NOTE 1 -   **ORGANIZATION**

Advanced Planning Securities, Inc. (the "Company") was incorporated in the State of New York on February 21, 1974 as Pico Alexander Capital Corporation. On December 10, 1992 the Company changed its name to Advanced Planning Securities, Inc. On December 11, 1992, all authorized, issued and outstanding shares of the Company's common stock (200 shares) were sold to Advanced Planning Holding Corporation, a New York corporation. The Company's principal business activity is as a broker-dealer of securities. The Company is registered with the United States Securities and Exchange Commission (SEC) pursuant to *the Securities Exchange Act of 1934 (as amended)* and is a member of the *National Association of Securities Dealers, Inc. (NASD)* and the *Securities Investor Protection Corporation (SIPC).*

NOTE 2 -   **SUMMARY OF ACCOUNTING POLICIES**:

Securities transactions and the related commission revenue and expenses are recorded on settlement date.
The Company is not a market maker.
The Company clears its customer's accounts through another member broker on a fully disclosed basis.
Securities are carried at market value.
An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.
There has been a reclassification of $246,666 from Withdrawal of Capital to Management Fee.

NOTE 3 -   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule. Under these rules, the minimum net capital is $28,595. At October 31, 2006 the Company's Net Capital was $77,225 in excess of the required Net Capital.

NOTE 4 -   **RELATED PARTY TRANSACTIONS**

Management - The Company conducts its business in office space shared with CCP Capital Group Corp., a related New York Corporation, under a month-to-month informal agreement. In addition CCP Capital Group Corp receives a management fee of seven percent of gross revenues.

SUPPLEMENTARY INFORMATION

ADVANCED PLANNING SECURITIES, INC.

SUPPLEMENTARY INFORMATION

YEAR ENDED OCTOBER 31, 2006

Computation of Net Capital:

1.	Total Ownership Equity	$ 123,603
2.	Less: Ownership Equity not allowed	
	for Net Capital (Excess bond deductible)	5,000
	Unsecured Debits	203
	Non-Allowable Assets	5,204
		$ 10,407
3.	Tentative Net Capital Net Capital	113,196
4.	Haircut	7,376
5.	Net Capital	$ 105,820

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - 6 2/3% Aggregate Indebtedness)	28,595
.	Minimum Dollar Net Capital	5,000
3.	Net Capital Requirement	28,595
	Net Capital	105,820
5.	Excess Net Capital	$ 77,225

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 450,701
7.	Non Aggregate Indebtedness	21,990
		$ 428,711

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

OCTOBER 31, 2006

Net Capital per Focus Part IIA	$ 117,781
Audited Net Capital	105,820
Difference	$ (11,961)
Haircut	(7,376)
Accruals	(4,585)
	$ (11,961)

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

Advanced Planning Securities, Inc.
Smithtown, New York

Gentlemen:

I have examined the Financial Report of Advanced Planning Securities, Inc. as required by the National Association of Securities Dealers as of October 31, 2006 and have issued a report thereon dated February 27, 2007. As per of My examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended October 31, 2006 to the extent I considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of my examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, My examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended October 31, 2005 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky CPA, P.C.

Certified Public Accountant

Deer Park, New York
February 27, 2007

